Koppers Inc. 436 Seventh Avenue Pittsburgh, PA 15219-1800 www.koppers.com

February 11, 2014

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention:  John Cash, Accounting Branch Chief

Re:	Koppers Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Response Letter Dated January 23, 2014
File No. 1-32737

Dear Mr. Cash:

Thank you for your letter dated February 6, 2014. We respectfully request an extension of ten (10) business days to respond to your comments. If granted, this requested extension would result in our submission of a response on or before March 7, 2014.

Please contact me at (412) 227 - 2118 if you would like to discuss this request, or if there is anything else we can provide. We appreciate your consideration.

Sincerely,

/s/ Leroy M. Ball

Leroy M. Ball
Vice President and Chief Financial Officer